October 25, 2017

VIA EDGAR SUBMISSION

Division of Corporation Finance

US Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:	John Cash
Accounting Branch Chief
Office of Manufacturing and Construction

Re:	AptarGroup, Inc.
Form 10-K for the Year Ended December 31, 2016
Filed February 27, 2017
Form 10-Q for the Quarter Ended June 30, 2017
Filed August 2, 2017
File No. 1-11846

Dear Mr. Cash:

This letter is submitted in response to the Staff of the Division of Corporation Finance’s (the “Staff’s”) comment letter dated September 18, 2017 (the “Comment Letter”) with respect to the filings of AptarGroup, Inc. (the “Company” or “Aptar”) described above, which was received by the Company on October 11, 2017.  For the convenience of the Staff’s review, we have set forth in italics below the comments contained in the Staff’s Comment Letter along with our responses.

AptarGroup, Inc.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424
Crystal Lake, IL 60014, USA.	FAX +1 815 477 0481

aptar.com

Form 10-Q for the Quarterly Period Ended June  30, 2017

Financial Statements

Note 1 – Summary of Significant Accounting Policies, Income Taxes, page 8

1.

It appears that prior to the fourth quarter of 2016 you asserted all foreign undistributed earnings were permanently reinvested. It also appears that you changed your assertion with respect to certain foreign undistributed earnings in the fourth quarter of 2016 and in the second quarter of 2017. Please more fully explain to us the specific facts and circumstances that led to each change, including the underlying reasons for repatriating the foreign earnings. Please also more fully explain to us the tax consequences related to each repatriation and the reasons why the tax consequences appear to be different than your prior disclosures indicated. In addition, please more fully explain to us how you evaluated the criteria regarding the exception to recognize a deferred tax liability in accordance with ASC 740-30-25-17 and 18 for your remaining foreign earnings, including your assertion that they are permanently reinvested. Please describe the evidence that sufficiently demonstrates the remittance of the remaining foreign earnings will be postponed indefinitely.

Response:

a)	Change in indefinite reinvestment assertion – Fourth Quarter of 2016

Historically, most of Aptar’s cash was held in Europe while most of its cash needs originated in the US.  Through 2013, Aptar regularly made repatriations from Europe to the US of current earnings to help fund US cash needs.  The primary drivers of the US cash needs are debt service, dividend payments to shareholders and stock repurchases. Aptar did not repatriate funds back to the US during the period 2014 to 2016, while continuing to assert that all unremitted earnings were permanently reinvested.  The US cash needs during this period were met primarily with additional third party debt.

During 2016, the Company’s management began to study the implications of US tax reform proposals, in particular a proposed tax on earnings not repatriated to the US.  During the fourth quarter of 2016, Aptar management approved the repatriation of readily accessible cash in Europe to the US to take advantage of changing economic conditions (i.e., the strengthening US dollar) that would mitigate the cost of repatriation under US tax regulations, and identified €250 million of cash available for repatriation.  The primary uses of the repatriation were to partially extinguish the balance the Company had built with regards to its revolving credit facility in the US,  thereby lowering the interest cost for the Company, and to fund stock repurchases.  Based on the Company’s budget for 2017, the repatriation was expected to exceed 2017 earnings and would therefore be sourced in part from the Company’s 2016 earnings.  This precipitated the change in assertion of indefinite reinvestment for the 2016 earnings that was made in the fourth quarter of 2016.

b)	Change in indefinite reinvestment assertion – First/Second Quarters of 2017

During late 2016 and early 2017,  the Company’s continued assessment of the changing economic conditions led management to develop a plan of further repatriation to take advantage of the mitigated tax cost associated with repatriations.

AptarGroup, Inc.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424
Crystal Lake, IL 60014, USA.	FAX +1 815 477 0481

aptar.com

In order to fund additional repatriation during 2017, the Company’s Board of Directors approved a plan to borrow €700 million.  The borrowings would allow the Company to pay down the remaining $70 million balance on the US revolving credit facility and help the Company better align its capital structure with its European earnings and asset base.  Additionally, while increasing the overall interest bearing debt of the Company, the incremental debt would carry a significantly lower interest charge.  The repatriation would also reduce the Company’s exposure to a planned US tax reform proposal that would apply a one-time tax to unremitted earnings.

This borrowing and repatriation plan was approved in the second quarter prior to the filing of the Company’s Form 10-Q for the quarter ended March 31, 2017.  Accordingly, the Company removed its indefinite reinvestment assertion for the €700 million in its March 31, 2017 financial statements.

c)	Tax Consequences of Repatriation of Earnings Previously Asserted as Reinvested

The Company has previously disclosed the following amounts of foreign earnings as permanently reinvested (and the estimated related cost to repatriate) as of December 31:

2014 - $1.3 billionEstimated tax cost of repatriation - $100-125 million

2015 - $1.4 billionEstimated tax cost of repatriation - $75-100 million

2016 - $1.2 billion*Estimated tax cost of repatriation - $50-60 million

*  Does not include 2016 earnings, as the Company planned to utilize a portion of 2016 earnings for its €250 million repatriation.

The $1.2 billion of permanently reinvested foreign earnings as of December 31, 2016 included approximately $700 million of earnings for which there was no additional cost to repatriate (at the prevailing foreign exchange rates).  The $50-$60 million estimated tax cost of repatriation represents the US and foreign taxes that would be payable upon the repatriation of the remaining $500 million. As the US dollar continued to strengthen in 2017, the Company was able to repatriate a total of €950 million of foreign earnings, on which it recognized a $5 million net financial statement tax benefit.

The initial repatriation of €250 million was completed in March 2017.  The Company reported a tax benefit of $2 million associated with this repatriation, primarily driven by the US Dollar-Euro exchange rate of 1.05 on the date of the repatriation.  The tax benefit is estimated as the final tax consequences are dependent upon full year earnings and final US Dollar-Euro exchange rates (even though the amount of income taxed is fixed at the spot rate disclosed above).

The second repatriation of €700 million was completed in July 2017.  The Company reported a  net financial statement benefit of $3 million associated with this repatriation. There is a tax cost of $20.9 million associated with this repatriation, primarily driven by a move in the US Dollar-Euro exchange rate from 1.05 in March 2017 to 1.17 in July 2017.  As discussed in the response to comment 2 below, the Company entered into forward contracts to deliver the €700 million on July 27, 2017 (the forward contracts locked in the amount of dollars to be received).  As a result of the entry into the forward contracts, the move in the exchange rate created a loss that is deductible for US federal income tax purposes.  The tax benefit of this loss is $23.9 million.

AptarGroup, Inc.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424
Crystal Lake, IL 60014, USA.	FAX +1 815 477 0481

aptar.com

d)	Reinvestment Assertion for Remaining Unremitted Earnings

As of June 30, 2017, the Company has approximately $594 million of undistributed earnings from non-US subsidiaries ($354 million in Europe and $240 million in the rest of the world), which continue to be designated as permanently reinvested. The Company has not made a provision for US or additional foreign taxes on this amount for the reasons discussed below. As of June 30, 2017, the Company estimates that the amount of additional tax on these earnings that might be payable upon repatriation to be in the range of $60 million to $70 million.

Historically, the Company has managed repatriation to help provide funding for US cash needs, primarily driven by debt service, dividend payments to shareholders and stock repurchases.  As of September 30, 2017, the majority of the Company’s $1.0 billion in cash and equivalents is located within the US and the Company also has new committed financing arrangements in the U.K.  The Company manages its global cash requirements considering (i) available funds among the many subsidiaries through which it conducts business, (ii) the geographic location of its liquidity needs, and (iii) the cost to access international cash balances.  With the Company’s current cash balances, primarily held in the US, and access to credit markets  (including borrowing capacity of $1.6 billion),  the Company does not foresee a need to repatriate amounts in excess of the current earnings generated by non-US affiliates on a go forward basis and as a result has not recorded any deferred tax liabilities. The Company believes there is sufficient earnings and cash generation capacity in Europe to service the new debt facilities through 2022 and to fund strategic investments.

Note 8 – Derivative Instruments and Hedging Activities, page 13

2.

We note your disclosure that as part of your repatriation activities you have a €700 million intercompany accounts receivable balance on a US dollar functional subsidiary. We also note that you executed foreign currency forward contracts to sell euros and receive US dollars in order to mitigate this exchange rate risk and that the mark-to-market of these forward contracts increased accounts payable and other accrued liabilities as well as other expense, net as of and for the three and six months ended June 30, 2017 by $49.1 million. Please more fully explain to us the terms of the forward contracts, including when and how they will be settled. Please also more fully explain to us how the impact of these contracts will be offset by the revaluation of an intercompany receivable.

Response:

A US subsidiary of the Company is the holder of Euro-denominated intercompany debt issued by a foreign subsidiary. Pursuant to ASC 830, the Company recognized foreign currency transaction gains and losses on the non-functional currency Euro-denominated asset in the Company’s results of operations. In order to minimize the FX impact on the Euro-denominated receivable, on April 21, 2017 the Company entered into forward contracts to sell €700 million and buy US dollars.

AptarGroup, Inc.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424
Crystal Lake, IL 60014, USA.	FAX +1 815 477 0481

aptar.com

The €700 million intercompany receivable (asset) was remeasured at the end of each month based on the spot exchange rates and the €700 million of FX forward contracts were remeasured at the end of each month at fair value based on forward exchange rates.   During the second quarter of 2017,  the foreign exchange transaction gain on the €700 million receivable amounted to $51.6 million while the mark-to-market of the FX forward contracts amounted to a loss of $49.1 million.  The net difference of $2.5 million was reflected in Other (Expense) Income.

These forward contracts matured on July 27, 2017, which coincided with the date of the planned repatriation and resulted in the Company delivering €700 million in cash and receiving approximately $751 million in cash.  This settlement will be reflected and disclosed in the Company’s Form 10-Q for the quarter ended September 30, 2017.  The third quarter disclosures will also clarify that there is a difference in the amounts reported within Other (Expense) Income related to the settlement of the intercompany receivable and the offsetting forward contracts.

Closing Comments

If you have any questions regarding the matters covered by this letter, or desire additional information, please contact me at (815) 479-5533 or via email at bob.kuhn@aptar.com.  Should the Staff disagree with any portion of this letter, we respectfully request the opportunity to confer with the Staff prior to the Staff making its final determination.

Very truly yours,

/s/ Robert W. Kuhn

Executive Vice President, Chief
Financial Officer and Secretary

cc:	Stephan Tanda, President and Chief Executive Officer
Maritza Monteil, Chairwoman of the Audit Committee

AptarGroup, Inc.
475 West Terra Cotta Ave. Suite E	TEL +1 815 477 0424
Crystal Lake, IL 60014, USA.	FAX +1 815 477 0481

aptar.com